Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 17, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated July 10, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015005095/f424b3071015_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC. As stated in ieCrowd’s prospectus, investing in ieCrowd securities involves a high degree of risk. ieCrowd is at an early stage of its development and its securities may only be appropriate for long-term investment. ieCrowd’s independent registered public accounting ﬁrm has issued an audit opinion that includes a statement expressing substantial doubt as to ieCrowd’s ability to continue as a going concern. You should purchase ieCrowd securities only if you can afford to lose your entire investment.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

On July 15, 2015, Seeking Alpha published an online article about ieCrowd’s IPO. On July 16, 2015, a comment was posted beneath the article to change the reported closing date of the IPO from the week of July 13 to August 11. Below is the text of the article together with the comment, which is available at http://seekingalpha.com/article/3328115-innovation-economy-corp-a-unique-opportunity-with-huge-upside.

Innovation Economy Corp.: A Unique Opportunity With Huge Upside

Summary

•	Innovation Economy Corp presents a unique business model and opportunity for investors.
•	The company supports and fosters innovative ideas into commercialized products, and in exchange takes equity in the subsidiary company.
•	The company should be valued like a clinical stage start-up - there is considerable risk of failure, but plenty of upside.

Overview

Innovation Economy Corp (MYIE), also known as ieCrowd, is preparing for finish its initial public offering the week of July 13. The company specializes in commercializing and supporting entrepreneurial efforts behind research innovations. IeCrowd creates subsidiaries for each new commercial innovation. Through the subsidiary, ieCrowd takes ownership interest and provides a platform of resources for commercialization efforts. The company currently has three subsidiaries that it is attempting to commercialize products for, as well as undergoing due diligence on two additional innovations. The unique business model posses tremendous upside potential, but also brings unique risks. In addition to the unique business model, ieCrowd has elected to price their own IPO and source investors without an investment bank roadshow. Early investors willing to take risks could stand to make considerable returns.

Business Model

IeCrowd's business model is very unique. The company basically finds innovations that exist as a subset of a larger business that is not currently commercialized. In exchange for capital and resource investments in the idea or innovation, ieCrowd takes an ownership share. The company currently has 5 business in its pipeline. None of the businesses are currently commercial stage or producing revenue streams.

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Source: Innovation Economy Corp S-1

IeCrowd is currently developing 3 businesses and preparing them for commercializations of their products. IeCrowd owns between 70%-90% in each business. Beyond the subsidiary innovations, ieCrowd currently has no other forms of revenue streams. The company's success will be highly dependent on the success of the individual subsidiaries.

Source: Innovation Economy Corp S-1

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Olfactor Laboratories

Olfactor Laboratories, also referred to as OLI by ieCrowd, currently is manufacturing blood-sucking insect repellants. The company is currently pursuing US EPA approvals. Most notably, OLI launched an INDIEGOGO campaign that raised $500 thousand to develop the Kite Patch. The patch would block mosquito's ability to track and target humans.

Nano Engineered Applications

Nano Engineered Applications, aka NEA, is leveraging nano-materials to create sensors of airborne gas particles to the parts-per-billion level. The company is currently pending a patent on their nanotechnology. They expect to seek regulatory approval in the second half of 2016 and potentially start to commercialize some products in very late 2016. The products would have a focus on a variety of applications including industrial manufacturing, agricultural, and defense & safety.

Smart Oxygen Solutions

Smart Oxygen Solutions, aka SOS, is manufacturing a supplemental oxygen regulator that would piggyback on existing oxygen systems. The oxygen system would be for patients that require additional oxygen dosing. The system is computer controlled, adding both convenience and ease of use to existing systems. SOS is currently in the pre-approval process, but will need to obtain FDA approval before commercializing their product.

Finances and IPO

IeCrowd currently has no products available for sale. In 2013, the company did generate some incremental revenue of $109 thousand related to a conference they hosted and charged for. The company also has over $200 thousand in differed revenue from OLI's INDIEGOGO campaign. The company booked $4.9 million in expenses in 2014, and is on pace to surpass $6 million in 2015.

Summary Consolidated Statement of Operations Data

	For the years		For the three months
	ended December 31,		ended March 31,
	2014	2013	2015 (Unaudited)	2014 (Unaudited)
Revenue	$-	$109,688	$-	$-
Gross profit	$-	$11,684	$-	$-
Total operating expenses	$4,895,129	$3,651,088	$1,590,317	$1,001,889
Net loss	$(4,939,395)	$(3,411,383)	$(1,715,983)	$(1,000,243)

Source: Innovation Economy Corp S-1

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In addition to limited revenue, the company also presents a very limited balance sheet. The company reported a little over $500 thousand in cash at the end of the first quarter. The limited availability of cash creates a going concern for the company. IPO proceeds will go towards working capacity and support further development of existing businesses.

Summary Consolidated Balance Sheet Data

	As of December 31,		As of March 31,
	2014	2013	2015 (Unaudited)
Cash	$1,881,776	$722,736	$544,699
Current assets	$1,905,916	$744,026	$574,734
Total assets	$2,428,504	$938,490	$1,213,472

Current liabilities	$1,182,649	$1,226,172	$1,465,418
Total liabilities	$4,005,264	$1,226,172	$4,394,772
Total Stockholders' equity (deficiency)	$(1,576,760)	$(287,682)	$(3,181,300)

Source: Innovation Economy Corp S-1

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The company has chosen to take an unique approach to their IPO. After pricing shares at $6.40, they have chosen to sell the stock themselves. Thus, final proceeds from the IPO will be uncertain. The company has set a goal of selling 3.1 million shares, or raising $20 million. The current IPO method reduces investment bank fees. It could also hinder valuations, as it scares of investors and does not drum up as much attention on Wall Street.

	Shares/Units Purchased		Total Consideration		Average Price
Assuming 100% of Units Sold:	Number	Percentage	Amount	Percentage	Per Share/Unit
Existing stockholders	10,474,304	77.0%	12,645,314	38.7%	$1.21
New Investors	3,125,000	23.0%	20,000,000	61.3%	$6.40
Total	13,599,304	100.0%	32,645,314	100.0%	$2.40

	Shares/Units Purchased		Total Consideration		Average Price
Assuming 75% of Units Sold:	Number	Percentage	Amount	Percentage	Per Share/Unit
Existing Stockholders	10,474,304	81.7%	12,645,314	45.7%	$1.21
New Investors	2,343,750	18.3%	15,000,000	54.3%	$6.40
Total	12,818,054	100.0%	27,645,314	100.0%	$2.16

	Shares/Units Purchased		Total Consideration		Average Price
Assuming 50% of Units Sold:	Number	Percentage	Amount	Percentage	Per Share/Unit
Existing Stockholders	10,474,304	87.0%	12,645,314	55.8%	$1.21
New Investors	1,562,500	13.0%	10,000,000	44.2%	$6.40
Total	12,036,804	100.0%	22,645,314	100.0%	$1.88

	Shares/Units Purchased		Total Consideration		Average Price
Assuming 25% of Units Sold:	Number	Percentage	Amount	Percentage	Per Share/Unit
Existing Stockholders	10,474,304	93.1%	12,645,314	71.7%	$1.21
New Investors	781,250	6.9%	5,000,000	28.3%	$6.40
Total	11,255,554	100.0%	17,645,314	100.0%	$1.57

Source: Innovation Economy Corp S-1

Summary

IeCrowd looks a lot like a clinical stage biotech. There are options in the pipeline and investors are trying to value the potential upside and risks. IeCrowd brings plenty of self-diversification, but the business model is largely unproven. Since the IPO is not undergoing a traditional roadshow, investors can expect Wall Street's response to be muted. Early investors willing to take a big risk could see a considerable payoff if the underlying businesses pan out. At the current market cap south of $100 million, it will not take much to achieve the valuation. Early investors also risk further dilution as timing for commercialization of many products is still largely uncertain.

Comment

The article cites a closing date for the ieCrowd IPO that has been changed. The IPO will close on August 11, 2015(subject to possible further adjustment as described in the prospectus).

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